CONSENT OF BOARD OF DIRECTORS IN LIEU OF MEETING

(ELITESOFT GLOBAL, INC.)

NOW COMES the Board of Directors for EliteSoft Global, Inc., a Delaware corporation (the “Corporation”), pursuant to its Bylaws, consents to the following action in lieu of a meeting:

WHEREAS, Swee Seong “Eugene” Wong (“Mr. Wong”) submitted his Letter of Resignation to the Board of Directors on April 5, 2017, resigning from his positions of Chairman of the Board of Directors, Director, President, and Chief Executive Officer of the Corporation effective immediately;

WHEREAS, the Board of Directors seeks to appoint a Chief Executive Officer who will act as the principal executive officer of the Corporation on an interim basis while the Board of Directors vet candidates to permanently fill the positions previously filled by Mr. Wong;

NOW THEREFORE, the Board of Directors consents to the following actions:

RESOLVED that Cornelius Ee Soon Heng (“Mr. Ee”) is appointed as Chief Executive Officer of the Corporation on an interim basis, for a term of one year or less.

RESOLVED that, upon the appointment of a permanent Chief Executive Officer as agreed upon by the Board of Directors, Mr. Ee shall resign from the position of Chief Executive Officer and shall return to serving the Corporation as Vice President.

Dated: April 5, 2017

/s/ Cornelius Ee Soon Heng

By: Cornelius Ee Soon Heng

Its: Director

/s/ Khoo Mae Ling

By: Khoo Mae Ling

Its: Director

-1-